SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                                     SEC File Number: 333-140148
                                                     CUSIP Number:    641267109

(Check One):
|X| Form 10-K      |_| Form 11-K      |_| Form 10-D
|_| Form 20-F      |_| Form 10-Q      |_| Form N-SAR      |_| Form N-CSR

For period ended December 31, 2008
                 -----------------

|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR

For the transition period ended                N/A

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I--REGISTRANT INFORMATION

      Full name of registrant:                 Nevada Gold Holdings, Inc.

      Former name if applicable:               Nano Holdings International, Inc.


      Address of principal executive office:   1265 Mesa Drive


      City, State and Zip Code:                Fernley, NV  89408

PART II--RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

  |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  |_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The registrant is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the "Report") by the prescribed date of March 31, 2009, without unreasonable effort or expense because the registrant needs additional time to complete certain disclosures and analyses to be included in the Report. The registrant intends to file its Report on or prior to the fifteenth calendar day following the prescribed due date.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact with regard to this notification.

      Barrett S. DiPaolo                             (212)        400-6910
            (Name)                                (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

      On December 31, 2008, a special-purpose subsidiary of the registrant merged with and into Nevada Gold Enterprises, Inc., a Nevada corporation ("NGE") formed on October 7, 2008, with NGE being the surviving corporation (the "Merger"). As a result of the Merger, NGE became a wholly-owned subsidiary of the Registrant. The Merger was accounted for as a "reverse merger," and NGE was deemed to be the acquirer in the reverse merger. Consequently, the assets and liabilities and the historical operations that will be reflected in the financial statements prior to the Merger will be those of NGE. Therefore, the results of operations to be included in the Report are not comparable to those presented in the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007; nor are there any results of operations of NGE for the prior fiscal year.

                           Nevada Gold Holdings, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date: March 31, 2009



                                    By: /s/ David C. Mathewson
                                        ----------------------------------------
                                    Name:  David C. Mathewson
                                    Title: President and Chief Executive Officer